Exhibit 3.1

AMENDMENT TO AMENDED AND

RESTATED ARTICLES OF INCORPORATION

OF

CELL THERAPEUTICS, INC.

Pursuant to the Washington Business Corporation Act, Chapter 23B.10, the undersigned officer of Cell Therapeutics, Inc., a Washington corporation (hereinafter called the “Corporation”), does hereby submit for filing these Articles of Amendment:

FIRST: The name of the Corporation is Cell Therapeutics, Inc.

SECOND: This amendment to the Amended and Restated Articles of Incorporation (the “Restated Articles”) was approved by the Board of Directors of the Corporation on June 24, 2010.

THIRD: This amendment to the Restated Articles was duly approved by the shareholders of the Corporation on September 16, 2010 in accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040.

FOURTH: Section 1 of Article II of the Restated Articles is amended to read in its entirety as follows:

“ARTICLE II

Authorized Capital Stock

1. Classes. The Corporation shall be authorized to issue two classes of shares of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation shall have authority to issue shall be One Billion, Two Hundred and Ten Million (1,210,000,000); the total number of authorized shares of Common Stock shall be One Billion, Two Hundred Million (1,200,000,000); and the total number of authorized shares of Preferred Stock shall be Ten Million (10,000,000).”

* * *

I certify that I am a duly appointed and incumbent officer of the above named Corporation and I am authorized to execute this Amendment to the Amended and Restated Articles of Incorporation on behalf of the Corporation.

EXECUTED this 16th day of September, 2010.

CELL THERAPEUTICS, INC., a Washington Corporation

By:	/s/ James A. Bianco, M.D.
James A. Bianco, M.D.
Chief Executive Officer